SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the Quarterly Payment Date on December 1, 2003

                        ME PORTFOLIO MANAGEMENT LIMITED,
                    as manager of the SMHL Global Fund No. 3
             ------------------------------------------------------
             (Exact name of Registrant as specified in its Charter)


          Level 23, 360 Collins Street, Melbourne, VIC 3000, Australia
          ------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]          No [ X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________________ .

OTHER EVENTS

         On the Quarterly Payment Date falling on December 1, 2003, Perpetual Trustees Australia Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the SMHL Global Fund No. 3, by the undersigned, thereunto duly authorized.


                                 ME Portfolio Management Limited,
                                 as Manager for the SMHL Global Fund No.3,
                                 ----------------------------------------------
                                 (Registrant)




Dated: December 4, 2003         By:     /S/  NICHOLAS VAMVAKAS
                                    -------------------------------------------
                                    Name:    Nicholas Vamvakas
                                    Title:   Director (Chief Financial Officer)

EXHIBIT INDEX

------- -----------------------------------------------------------------------
Exhibit Description
------- -----------------------------------------------------------------------
  99.1  Noteholders Report for the Quarterly Payment Date on December 1, 2003

                                                                    EXHIBIT 99.1


                              SMHL GLOBAL FUND NO.3
For Distribution Date:             12/01/2003


------------------------------------------------------------------------------------------------------------
                                  Beginning
                                   Period
              Original           Investment           Principal          Interest            Total
 Class        Balance              Amount            Distribution       Distribution       Distribution
------  --------------------  ------------------  ------------------  ----------------  ------------------

  A     USD 1,400,000,000.00  USD 934,466,371.56  USD 117,461,757.92  USD 3,177,185.66  USD 120,638,943.58

  B        AUD 33,700,000.00   AUD 33,700,000.00            AUD 0.00    AUD 454,821.02     AUD  454,821.02
------------------------------------------------------------------------------------------------------------

               Ending
               Period            Outstanding
              Invested            Principal
               Amount              Balance
        ------------------  ------------------

        USD 817,004,613.64  USD 817,004,613.64

         AUD 33,700,000.00   AUD 33,700,000.00
        --------------------------------------


-------------------------------------------------------------------------------
              Bond      Current Pass
 Class       Factor    Through Rates*
-------  ------------  --------------

   A     $0.583574724       1.36000%        * Based on a LIBOR of:   1.14000%
   B     $1.000000000       5.22780%        * Based on a BBSW of:    4.87000%
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------
AMOUNTS PER $1,000 UNIT
-----------------------
                                                                 Ending
           Principal          Interest          Total            Period
 Class    Distribution      Distribution    Distribution         Balance
-------------------------  --------------  ---------------  -----------------
   A      USD 83.90125566  USD 3.40000000  USD 87.30125565   USD 583.57472403

   B      AUD   0.0000000  AUD 13.4961726  AUD 13.4961726   AUD 1,000.0000000
--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------
Quarterly
Principal            Scheduled                                           Insurance
Distribution         Principal         Prepayments      Liquidations      Proceeds           Total
---------------  ----------------  ------------------  --------------  --------------  ------------------

Class A          USD 6,715,863.88  USD 110,745,894.04        USD 0.00        USD 0.00  USD 117,461,757.92
Per $1000 unit     USD 4.79704563    USD  79.10421003  USD 0.00000000  USD 0.00000000     USD 83.90125566
---------------

Class B             AUD 0.0000000       AUD 0.0000000  AUD  0.0000000   AUD 0.0000000     AUD   0.0000000
Per $1000 unit      AUD 0.0000000       AUD 0.0000000   AUD 0.0000000   AUD 0.0000000     AUD   0.0000000
----------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
COLLATERAL DISTRIBUTIONS
                                          Current Period         Since Inception       Current Period      Since Inception
                                       --------------------   --------------------   -----------------   --------------------

Beginning Collateral Balance           AUD 1,738,930,605.04   AUD 2,588,444,542.69   USD 52,933,971.56   USD 1,418,467,609.39
-Scheduled Principal Payments                 12,255,226.06          56,426,514.42        6,715,863.88          30,921,729.90
-Unscheduled Principal Payments              261,962,131.55       1,158,192,601.01       43,555,248.09         634,689,545.37
+Principal Redraws                            59,871,084.03         150,758,904.24       32,809,354.05          82,615,879.52
-Insurance Proceeds                                    0.00                   0.00                0.00                   0.00
-Liquidation Proceeds                                  0.00                   0.00                0.00                   0.00
-Realized Losses from Liquidations                     0.00                   0.00                0.00                   0.00
                                       --------------------   --------------------   -----------------   --------------------
Ending Collateral Balance             AUD  1,524,584,331.46   AUD 1,524,584,331.48   AUD 35,472,213.64     AUD 835,472,213.64
-------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
OUTSTANDING MORTGAGE INFORMATION
                                                     Period            Since Inception         Period            Since Inception
                                             --------------------   --------------------  ------------------   --------------------

Outstanding Principal Balance - Fixed
   rate housing loans                          AUD 231,993,394.72     AUD 316,985,272.56  USD 127,132,380.31     USD 173,707,929.36
Outstanding Principal Balance - Variable
   rate housing loans                        AUD 1,292,590,936.74   AUD 2,271,459,270.12  USD 708,339,833.33   USD 1,244,759,680.03
                                             --------------------   --------------------  ------------------   --------------------
Total Outstanding Principal Balance          AUD 1,524,584,331.46       2,588,444,542.68  USD 835,472,213.64   USD 1,418,467,609.39
-----------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
QUARTERLY INTEREST COLLECTIONS WATERFALL                                     AUD                  USD
                                                                     --------------------  -----------------
Interest Collections
Gross Interest Income Received from Mortgages                        AUD   24,997,744.10   USD 13,698,763.77
Payments from/(to) Fixed/Floating Swap Provider                              (384,095.04)        (210,484.08)
Payments from/(to) Currency Swap Provider                                 (16,183,432.67       (8,868,521.10)
Interest Income received from Cash holdings                                   683,830.02          374,738.85
Principal Draws                                                                     0.00                0.00
Liquidity Facility Draws                                                            0.00                0.00
                                                                     --------------------  ------------------
Net proceeds available for Interest Waterfall                           AUD 9,114,046.41    USD 4,994,497.43
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
DISTRIBUTION OF INTEREST COLLECTIONS

Trustee's fee and Expenses                                           AUD    2,308,208.23    USD 1,264,898.11
Interest Carryforward paid to A                                                     0.00                0.00
Current Interest due to A                                                  21,981,216.72       12,045,706.76
Payments from swap provider due to A                                      (16,183,432.67       (8,868,521.10)
Interest Carryforward paid to Class B                                               0.00                0.00
Current Interest due to Class B                                               454,821.02          249,241.92
Other                                                                           4,787.64            2,623.63
Deposit into Cash Collateral Account                                                0.00                0.00
Reimbursement of Principal Draws                                                    0.00                0.00
                                                                     -------------------    -----------------

Total Distribution of Interest Collections                              AUD 8,565,600.94    USD 4,693,949.31
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
Outstanding Deferred Management Fees                                      AUD 548,445.47      USD 300,548.12
-------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
QUARTERLY PRINCIPAL COLLECTIONS WATERFALL
                                                     Period           Since Inception           Period          Since Inception
                                                ------------------  --------------------  ------------------  -------------------

Principal Collections
Principal Collections from
   outstanding mortgage loans                   AUD 274,217,357.61  AUD 1,214,619,115.46  USD 150,271,111.97   USD 665,611,275.27
Principal Redraws from outstanding
   mortgage loans                                   (59,871,084.03)      (150,758,904.24)     (32,809,354.05)      (82,615,879.52)
Recoveries from previously charged
   off mortgage loans                                         0.00                  0.00                0.00                 0.00
Other                                                         0.00                  0.00                0.00                 0.00
Less: Principal Draws for Interest Waterfall                  0.00                  0.00                0.00                 0.00
Plus: Reimbursement of Principal
   Draws from Interest Waterfall                              0.00                  0.00                0.00                 0.00
                                                ------------------  --------------------  ------------------   ------------------
Net proceeds available for Principal Waterfall  AUD 214,346,273.58  AUD 1,063,860,211.22  USD 117,461,757.92   USD 582,995,395.75
-----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
OUTSTANDING SHORTFALLS AND CHARGEOFFS
                                                            Period      Period
                                                            ------      ------

Principal Draws for Interest Waterfall                    AUD 0.00    USD 0.00
Class A Interest Shortfall                                    0.00        0.00
Accrued Interest on Class A Interest Shortfall                0.00        0.00
Class B Interest Shortfall                                    0.00        0.00
Accrued Interest on Class B Interest Shortfall                0.00        0.00
Class A Charge Offs                                           0.00        0.00
Class A Carry Over Charge Offs                                0.00        0.00
Class B Charge Offs                                           0.00        0.00
Class B Carry Over Charge Offs                                0.00        0.00
Redraw Charge Offs                                            0.00        0.00
Redraw Carry Over Charge Offs                                 0.00        0.00
-------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
REALIZED LOSS INFORMATION

                                                     Period           Since Inception           Period          Since Inception
                                                ------------------  --------------------  ------------------  -------------------
Realized Loss on Class A Bonds before                     AUD 0.00              AUD 0.00            USD 0.00             USD 0.00
   Mortgage insurance
Realized Loss on Class B Bonds before
   Mortgage insurance                                     AUD 0.00              AUD 0.00            USD 0.00             USD 0.00
Realized Loss on Redraw Funding
   Facility before Mortgage insurance                     AUD 0.00              AUD 0.00            USD 0.00             USD 0.00


Realized Loss on Class A Bonds after                      AUD 0.00              AUD 0.00            USD 0.00             USD 0.00
   Mortgage insurance
Realized Loss on Class B Bonds after
   Mortgage insurance                                     AUD 0.00              AUD 0.00            USD 0.00             USD 0.00
Realized Loss on Redraw Funding
   Facility before Mortgage insurance                     AUD 0.00              AUD 0.00            USD 0.00             USD 0.00
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
CASH COLLATERAL ACCOUNT                                          AUD                             USD
                                                        -----------------                   ----------------

Beginning Cash Collateral Account Balance               AUD 14,910,819.97                   USD 8,171,129.34
+Interest Earned on Cash Collateral Account                    190,224.46                         104,243.00
+Deposit from Interest Collections Waterfall                         0.00                               0.00
-Current Period's Cash Collateral Account Draws                      0.00                               0.00
-Current Period's Release to cash collateral provider          190,224.46                         104,243.00
                                                        -----------------                   ----------------

Ending Cash Collateral Account Balance                  AUD 14,910,819.97                   USD 8,171,129.34
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Required Cash Collateral Account Balance                AUD 14,165,239.00                  USD 7,762,550.97
-----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
DELINQUENCY INFORMATION                      Percentage
                                 # of Loans    of Pool   Loan Balance  % of Pool
                                 ----------  ----------  ------------  ---------

31-60 Days                            6         0.04%                    0.05%
                                                          704,706.84

61-90 Days                            5         0.03%     846,550.39     0.06%
90+ Days (excluding Loans in
Foreclosures)                         4         0.03%     324,496.60     0.02%

Loans in Foreclosure                  0         0.00%     -              0.00%
------------------------------------------------------------------------------
Total                                15         0.10%    1,875,753.83    0.12%
--------------------------------------------------------------------------------



-------------------------------------------------------------------------------
PREPAYMENT INFORMATION
                                            Three Month CPR     Life
                                            ---------------    -----

                                                 39.16%        37.06%
-------------------------------------------------------------------------------